1221 Avenue of the Americas
	New York, NY 10020-1089	Chicago
Sharon K. Mauer	212.768.6700	Kansas City
212.398.8328	212.768.6800 fax	Los Angeles
smauer@sonnenschein.com	www.sonnenschein.com	New York
Phoenix
San Francisco
June 28, 2006		Short Hills, N.J.
St. Louis
Washington, D.C.
West Palm Beach

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Millennium India Acquisition Company Inc.

Amendment No. 3 to Registration Statement on Form S-1

Filed June 19, 2006

File No. 333-133189

Dear Mr. Reynolds:

We have received the Staff’s letter dated June 27, 2006, containing comments with respect to the above-referenced filing. The remainder of this letter provides the text of your comments followed, in each case, by a response. In this regard, concurrently with submitting this response letter, we are filing an Amendment No. 4 to the Registration Statement on Form S-1 (the “Registration Statement”). Unless otherwise indicated, page references in the responses below are to the preliminary prospectus, forming a part of the Registration Statement (the “prospectus”). Capitalized terms used but not defined in this letter have the meanings given to them in such prospectus.

Summary, page 1

1. The disclosure on page 9 notes that the company “anticipates” that the company’s CEO and CFO will advance funds to cover unpaid costs and expenses in a liquidation. Please clarify whether the CEO and CFO are obligated to cover the company against such costs/expenses, and if so, detail the terms and conditions of such obligations. Additionally, detail the basis for the company’s estimate that such obligation should not exceed $70,000 and provide detail as to the specific costs/expenses that make up such amount.

Response

Reference is made to the revised disclosure in the carryover paragraph on pages 8 and 9 of the prospectus.

Mr. John Reynolds

June 28, 2006

Risk Factors, page 11

2. In the penultimate paragraph of the fourth risk factor, please include a discussion of the potential applicability of the Investment Company Act of 1940, in the event that the company is unable to dissolve.

Response

Reference is made to the revised disclosure in the first paragraph on page 13 of the prospectus.

Capitalization, page 30

3. We note your response to prior comment 2 from our letter dated June 12, 2006. As discussed in our prior comment, the issuance of the shares occurred in May, after your units had been priced for the offering. Since this transaction was with a related party, it appears appropriate to use the public offering price of $8 per unit as evidence of fair value, regardless of the legal status of your agreement with the underwriters. Please revise accordingly.

Response

We agree with the Staff that in most offerings the price or the proposed price is the appropriate indication of value. However, when the company is an black check vehicle rather than an operating business we believe the result should be different. The common stock purchased by the founders do not have the same rights as the common stock being sold as part of the Units in the offering. Besides being locked up for a significant period post any business combination they do not carry the same right to receive back a pro rata portion of the escrow proceeds if they vote against such business combination or if no business combination is consummated. These shares represent a right to contingent future value based upon a business combination being successfully consummated.

Furthermore, in almost all similar offerings of other blank check issuer’s, the post deal 20% of founders equity is priced at an aggregate of $25,000.00. We believe that continues to be the customary approach to valuation.

Additionally, reference is made to the revised disclosure in footnote (3) on page 31 of the prospectus.

Mr. John Reynolds

June 28, 2006

Certain Relationships and Related Transactions, page 63

4. We note your response to comment 4 from our letter dated May 10, 2006. We also note the disclosure on page 63 that indicates that concurrently with this offering, the company intends to undertake a private placement transaction to sell warrants to the company’s existing stockholders, including officers, directors, or special advisors thereof, as well as affiliates thereof. Additionally, the company indicates that certain of the warrant purchasers intend to concurrently resell a portion of the warrants they acquire in the private placement to both affiliates and non-affiliated purchasers. In light of the timing of these transactions and the parties involved, please provide for each proposed transaction a legal analysis as to how such transaction complies with Section 5 of the Securities Act of 1933, as amended, and whether it would be necessary or appropriate to integrate each or both of the proposed private placement offerings with the public offering. We may have further comment.

Response

We direct the Staff’s attention to the third sentence of this comment and respectfully submit that the facts stated therein are in error. The warrant purchasers do not intend to resell any of their respective warrants acquired in the private placement to either affiliated or non-affiliated purchasers.

As regards this comment as a whole, detailed in the Registration Statement, the Company previously issued to its executive officers, directors and advisors an aggregate of 2,125,000 shares of common stock, par value $0.0001 per share of the Company (the “Common Stock”), representing 100% of the outstanding shares of Common Stock immediately prior to the consummation of the private placement offering (the “Private Offering”) and the initial public offering (the “IPO”) and, giving effect to the IPO, would represent 20% of the outstanding shares of Common Stock immediately following consummation of the IPO. Based upon information supplied by the underwriters to the Company, the Company believes that substantially all of the blank check companies that have recently completed initial public offerings have had similar capital structures which resulted in existing stockholders (i.e., pre-IPO stockholders) owning 20% of the outstanding shares of common stock immediately following the IPO and giving effect to the sale of units to the public.

As in the case of many recent initial public offerings of blank check companies, the underwriters and the Company’s existing stockholders agreed that the Company’s existing stockholders would commit to purchase $2,250,000 in warrants (the “Private Warrants”), having an aggregate value equal of over 3% of the $68,000,000 total gross proceeds being raised in the IPO. These purchases would occur on a private placement basis immediately prior to the

Mr. John Reynolds

June 28, 2006

effective date of the Registration Statement, with all of the proceeds received by the Company from these purchases being placed in the trust account for the benefit of the public stockholders. According to information supplied by the underwriters to the Company relating to a number of recently completed initial public offerings of blank check companies, this structure was in line with many of such offerings with some minor variations (e.g., some offerings were structured to have management purchasing units as opposed to warrants only). The underwriters informed the Company’s existing stockholders that the marketability of the IPO units would be significantly diminished and that the IPO would likely not be completed if the Company’s existing stockholders did not commit equity to the Company through the private placement of Private Warrants as discussed above. Therefore, the decision was made by the Company’s management and the underwriters to require the Company’s existing stockholders to purchase $2,250,000 of Private Warrants at a price of $1.00 per Private Warrant. The price per share for the Private Warrants was determined based solely on a survey of recently completed initial public offerings of blank check companies in which management of the issuers were purchasing warrants or units simultaneously with the completion of the offering on a private placement basis, in which the price per warrant ranged from $0.65 per warrant to $1.20.

The Company’s existing stockholders at the time were not in a position to collectively contribute $2,250,000 to fund the private purchase of Private Warrants as described above. It was determined by such existing stockholders that they would collectively contribute $1,225,000 of such funds, but that the remaining $1,025,000 of such funds would need to be contributed by additional persons or entities. Such existing stockholders were able to locate such additional persons and entities willing to invest among a limited number of their friends, family and professional associates. As an incentive to each of these individuals to contribute funds to the concurrent private placement of Private Warrants, the Company’s existing stockholders determined to privately resell a portion of the outstanding shares of Common Stock currently held by them (i.e., an aggregate of 296,600 shares) to each of these individuals concurrently with the private placement of the Private Warrants, so that they could all participate in the private placement together as “existing stockholders” of the Company. There is no other purpose for such private resales of outstanding Common Stock to these individuals.

The integration doctrine prevents an issuer from improperly avoiding registration by artificially dividing a single offering so that Securities Act exemptions appear to apply to the individual parts where none would be available to the whole. Integration of an offering for which a private offering exemption is claimed with another offering (or offerings) would result in the loss of an exemption for one or more of the offerings unless an exemption is available for the integrated offering. Accordingly, the integration doctrine comes into play where separate transactions in securities might constitute part of the same offering for purposes of analyzing whether the registration requirements of the Securities Act apply.

Mr. John Reynolds

June 28, 2006

Whether particular securities offerings should be integrated calls for an analysis of the specific facts and circumstances. In the 1960s, the Commission issued two interpretive releases identifying five factors to consider in making this determination. The five-factor test established by the Commission includes the following questions: (i) are the offerings of the same class of securities, (ii) are the offerings part of a single plan of financing, (iii) do the offerings have the same general purpose, (iv) are the offerings being made at or about the same time, and (v) are the securities being sold for the same type of consideration. A sixth factor that is also commonly used to determine whether two or more offerings should be integrated is whether the offerees in the offerings are of the same class or character. For the reasons set forth below, the Company believes that the IPO and the private placement of Private Warrants, although occurring closely in time and involving the same type of consideration, (1) do not involve the same class of securities, (2) are not part of a single plan of financing, (3) do not have the same general purpose and (4) do not involve the same class or character of offerees.

The Company’s “existing stockholders” and certain of their affiliates have committed to purchase an aggregate of 2,250,000 Private Warrants, at a price of $1.00 per Private Warrant, for an aggregate purchase price of $2,250,000. These purchases will occur on a private placement basis immediately prior to the effective date of the Registration Statement. All of the proceeds received by the Company from the private placement of Private Warrants will be placed in the trust account for the benefit of the public stockholders of the Company.

In order to determine whether two securities are within the same class of securities, it is necessary to examine the rights, claims, powers and interests to which such securities give rise. If the rights, claims, powers and interest attendant to one security are coterminous with those attendant to another security, then a finding that such securities are within the same class can be justified. Although the Private Warrants to be sold in the concurrent private placement will be identical to the Warrants included in the IPO Units (and the Over-Allotment Units), in many respects (as disclosed in the Registration Statement) there are significant differences in the securities which, for all practical purposes, render the Private Warrants to be sold in the private placement a different class of security than the Warrants to be sold as part of the IPO Units (and the Over-Allotment Units) in the IPO.

First, the Private Warrants to be sold to the Company’s existing stockholders in the private placement are exercisable on a cashless basis, so long as the Private Warrants are held by the existing stockholders or their affiliates (whereas the Warrants included in the IPO Units are

Mr. John Reynolds

June 28, 2006

not). In addition, all of the existing stockholders who are purchasing Private Warrants in the private placement have agreed not to sell or transfer their Private Warrants (or any of the underlying shares of Common Stock) until after the consummation of the Company’s initial business combination. The Warrants included in the IPO Units are not subject to any such lock-up arrangement. Lastly, as the Private Warrants are being issued by the Company on a private placement basis under Section 4(2) of the Securities Act, the Private Warrants (and the shares of Common Stock underlying the Private Warrants) are “restricted securities” (as such term is defined in Rule 144 under the Securities Act) and, as such, may not be sold absent registration under the Securities Act or an available exemption from the registration requirements of the Securities Act. As set forth in the Registration Statement, the Warrants included in the IPO Units may begin trading separately from the IPO Units on the 90th day after the effective date of the Registration Statement (i.e., the date of the prospectus), unless Ladenburg determines that an earlier date is acceptable (based on its assessment of the relative strengths of the securities markets and small capitalization companies in general, and the trading pattern of, and demand for, the Company’s securities in particular). Moreover, the fact that the Private Warrants are exercisable for shares of Common Stock (which are being offered as part of the IPO Units) should not impact this analysis because the Private Warrants (as in the case with the Warrants including in the IPO Units) are not exercisable until the later of (i) the completion of the Company’s initial Business Combination or (ii) one year from the effective date of the Registration Statement. Since the shares of Common Stock underlying the Private Warrants may not be sold other than pursuant to registration under the Securities Act, it is unlikely that such Private Warrants will be exercised before a registration statement covering the shares of Common Stock underlying the Private Warrants is declared effective by the Commission – which may or may not be the case at the time the public Warrants and the Private Warrants become exercisable by their terms. For all of the foregoing reasons, the Company respectfully submits to the Staff that the Warrants included in the IPO Units and the Private Warrants should be considered two separate classes of securities for purposes of determining whether the private placement of Private Warrants should be integrated with this IPO.

In addition, although the two offerings will occur closely in time, they are not part of a single plan of financing and do not have the same general purpose. The sole purpose of the private placement of Private Warrants to existing stockholders of the Company is to have the Company’s existing stockholders commit a certain amount of equity (i.e., over 3% of the gross proceeds of the IPO) to the Company for the purpose of enhancing the marketability of the IPO Units being sold to the public in the IPO, thereby enabling the IPO to be completed. The Company’s management was advised by the underwriters that the marketability of the IPO Units would be significantly diminished if the Company’s existing stockholders did not commit such equity to the Company and that, without such commitment, the IPO would likely not be

Mr. John Reynolds

June 28, 2006

completed. Accordingly, the primary purpose of the private placement of Private Warrants is not to raise capital for the Company (albeit an incidental result of the private placement is that $2,250,000 of equity will be raised and all of such funds will be deposited into the trust account for the benefit of the public stockholders). By contrast, the singular purpose of the IPO is to raise capital for the Company to enable it to thereafter undertake to locate one or more suitable business combination transactions in accordance with the Company’s business plan as described in detail in the Registration Statement. Therefore, for all of the foregoing reasons, the Company believes that the IPO and the private placement of Private Warrants are two separate and distinct offerings that are not part of a single plan of financing and do not have the same general purpose.

The Company also notes that the class of purchasers in the two offerings are also distinct, which fact also militates in favor of concluding that the two offering should not be integrated. The private placement of Private Warrants is being made exclusively to the Company’s existing stockholders who are accredited investors (within the meaning of Rule 501 under the Securities Act) and sophisticated in business and financial matters. In contrast, the IPO is being made to the general public without regard to accredited investor status or level of business and financial sophistication. Therefore, the offerees in the two offerings are not of the same class or character.

Since the private placement of Private Warrants and the IPO of IPO Units do not involve the same class of securities, are not part of a single plan of financing, do not have the same general purpose and do not involve the same class or character of offerees, they should not be integrated based on an analysis of the Commission’s five (or six) factor test for integration. Therefore, the Company respectfully submits that the private offering of Private Warrants to the Company’s existing stockholders is a valid private offering pursuant to Section 4(2) under the Securities Act.

Note 8 - Warrants and Option to Purchase Common Stock, page F-11

5. We note your response to prior comment 6 from our letter dated June 12, 2006. Please explain your use of a monthly interval to calculate volatility of the representative companies. Tell us how the use of a monthly interval provides a better estimate than the use of a daily interval. Refer to analogous guidance in paragraph A48 of SFAS 123R.

Response

We have calculated the volatility of the representative companies using a daily interval and based on such calculations the resulting estimated volatility for the unit purchase option (the “UPO”) was computed to be approximately 41.5% which resulted in an estimated value of the UPO of approximately $2,295,000 using the Black-Scholes option pricing model. As disclosed

Mr. John Reynolds

June 28, 2006

currently in the registration statement the estimated volatility was computed to be approximately 37.5% which resulted in an estimated value of the UPO of approximately $2,074,000 using the Black-Scholes option pricing model.

Since the current disclosure in the Registration Statement relating to the valuation of the UPO is an estimate and we do not believe the calculations noted above to create a significant difference from such estimate, we have not updated the disclosure at this time. At the closing of the proposed offering the UPO will be issued and accordingly we will measure the actual value of the UPO utilizing the Black-Scholes option pricing model with the relevant inputs to the model as of such date. At such time we will utilize the daily interval when computing the volatility input.

6. We note your response to prior comment 7 from our letter dated June 12, 2006. As discussed in our prior comment, paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares because it is unlikely that nonperformance would be an acceptable alternative. Your warrant agreement does not specify the circumstances under which net cash settlement would be permitted. The warrant agreement does not state explicitly the issuer has no obligation to settle the warrant in the absence of an effective registration statement and the warrant can expire unexercised or unredeemed. Please explain how you have considered the guidance in paragraph 17 with respect to your public warrants. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed to properly reflect this classification. Additionally, please add disclosure in the document describing your proposed accounting for the warrants upon issuance, including the potential impact for volatility in your income statement given the requirement to mark the warrants to fair value each period.

Response

Reference is made to sections 3.3.2, 6.1 and 7.4 of the revised Warrant Agreement filed as Exhibit 4.5 to the Registration Statement.

The Company continues to believe that the Public Warrants (the “Warrants”) will be classified as permanent equity because, pursuant to the Warrant Agreement, the holders of the Warrants are entitled to exercise the Warrants if, and only if, the following conditions have been met: (i) the date of exercise is after the later to occur of (a) the consummation of a business

Mr. John Reynolds

June 28, 2006

combination and (b) one year from the date of the Company’s final prospectus; and (ii) the Company has an effective registration statement under the Securities Act of 1933 (the “Act”) with respect to the common stock underlying the Warrants (the “Underlying Common Stock”). We have revised the Warrant Agreement to clarify that unless each of the above conditions is met, the holders of the Warrants are not entitled to exercise the Warrants and the Company will have no obligation to settle the Warrant in securities (whether registered or unregistered) or in cash. The inability of a holder to exercise its Warrants because there is no effective registration statement covering the Underlying Common Stock is not nonperformance by the Company under the contract, but rather a function of the agreement entered into by the holder and the Company. The Company will have performed as long as it used its best efforts to keep the registration statement effective.

The assumption in paragraph 14 of EITF 00-19 that a contract that requires settlement in registered shares automatically requires net-cash settlement does not apply to our situation. That conclusion in EITF 00-19 is based on an assumption that the events or actions necessary to deliver registered shares are not controlled by a company. The assumption is not applicable to the Company’s situation because the only actions required to be taken by the Company under the Warrant Agreement are (i) to use its best efforts to maintain the effectiveness of the initial registration statement or (ii) to use its best efforts to file a new registration statement and use its best efforts to cause such registration statement to be declared effective. The use of best efforts is something that the Company can control. If, however, the Company uses its best efforts and there is a time when the Warrants would be exercisable but the registration statement is not effective, as noted above, the Company has no obligation to settle the contract.

According to paragraph 17 of EITF 00-19, net-cash settlement is assumed if a company is unable to deliver registered shares because it is unlikely that nonperformance would be an acceptable alternative. In the Company’s case, the Warrant Agreement does not permit the holder to exercise a Warrant unless there is an effective registration statement covering the Underlying Common Stock and specifically states that the Company has no obligation to settle the Warrant exercise in securities or cash and is not in default for not doing so. Thus, by its terms, the Warrant Agreement provides that the Company will have satisfied its obligations and will have no liability as long as it uses its best efforts to keep the registration statement effective, something that is within its control.

In addition, the other criteria in paragraphs 12-33 of EITF 00-19 are either not applicable or the Company has evaluated such paragraphs, and the provisions of the Warrants satisfy the requirements. Accordingly, the Company intends to classify the Warrants that are included in the units being registered as permanent equity.

Mr. John Reynolds

June 28, 2006

7. Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your proposed accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133. If you conclude liability classification will be required upon issuance, please revise your capitalization table, summary financial data, dilution information and anywhere else in the document as needed, to properly reflect this classification.

Response

Reference is made to Section 5 of the revised Unit Purchase Option Agreement filed as Exhibit 4.4 to the Registration Statement.

Paragraph 11 of SFAS 133 provides guidance to identify those contracts that should not be accounted for as derivative instruments. For an instrument that provides for settlement only in stock of the issuer, SFAS 133 does not change the accounting, provided that the instrument can be classified in stockholders’ equity. The UPO is only exercisable in exchange for one share of the Company’s Common Stock and one Warrant and therefore can only be settled in the Company’s equity. Further, as noted above the Company’s Warrants will be classified in equity. As one of the SFAS 133 requirements has been satisfied, EITF 00-19 then provides guidance in paragraph 8 and paragraphs 12-33 for determining whether an embedded derivative would be classified in stockholders’ equity in accordance with paragraph 11(a) of Statement 133 if it were freestanding.

With regards to the registration rights discussed in paragraphs 14-17 of EITF 00-19, the revised UPO Agreement provides that the registration rights with respect to the UPO and the underlying Warrants and shares of common stock contained in the UPO will be the same as those with respect to the Warrants contained in the Warrant Agreement discussed above. Specifically, Sections 5.1.1 of the UPO Agreement, regarding registration rights have been clarified to state that the Company only has an obligation to use its best efforts either to maintain the effectiveness of the registration statement or to obtain the effectiveness of a subsequent registration statement. As long as the Company uses its best efforts to have an effective registration statement covering the securities underlying the UPO at the time of a proposed exercise thereof, it will have met its obligations and will not be subject to any damages if an effective registration statement is not available. The UPO Agreement also states that the Company will not be required to net cash settle the exercise of the UPO.

We have evaluated the other criteria in paragraphs 12-33 of EITF 00-19 and either the criteria are not applicable or the Company has evaluated such paragraphs, and the provisions of the UPO satisfy the requirements. Accordingly, the Company intends to classify the UPO as permanent equity.

Mr. John Reynolds

June 28, 2006

Item 15. Recent Sales of Unregistered Securities, page II-3

8. With regard to the sale of 500,000 shares of common stock for an aggregate price of $4,000 to certain directors and officers, please add a risk factor that such a private placement maybe a violation of section 5 of the Securities Act of 1933.

Response

The Company respectfully submits that the shares were sold pursuant to the exemption from registration contained in Section 4(2) of the Securities Act as they were sold to accredited individuals who were existing stockholders of the Company. Nevertheless, the Company has complied with the Staff’s request to include a risk factor.

Reference is made to the revised disclosure in the third full paragraph on page 22 of the Prospectus.

Item 16. Exhibits and Financial Statement Schedules, page II-4

9. We note that a number of exhibits remain to be filed. Please be aware that the Staff will need to have all exhibits filed and have the opportunity to review and comment on such exhibits and the disclosure related thereto prior to the company seeking effectiveness.

Response

Reference is made to the additional exhibits filed with Amendment No. 4 to the Registration Statement.

Mr. John Reynolds

June 28, 2006

We hope you will find this letter responsive to your comments. If you have any questions regarding these responses, please contact Ira Roxland at 212-768-6999 or, in his absence, Sharon K. Mauer at 212-398-8328. Please direct any written correspondence to Ira Roxland by fax at 212-768-6800 or email at iroxland@sonnenschein.com.

Very truly yours,

/s/ Sharon K. Mauer
Sharon K. Mauer

Enclosures

cc:       Ira I. Roxland, Esq.